Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, New Jersey 07417

June 29, 2017

VIA EDGAR

Amanda Ravitz

Assistant Director Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Becton, Dickinson and Company
Registration Statement on Form S-4 (File No. 333-218179)
Acceleration Request

Dear Ms. Ravitz:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Becton, Dickinson and Company (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement, to 5:00 p.m. Eastern Time, on June 30, 2017 or as soon thereafter as practicable.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, by calling Paul T. Schnell at (212) 735-2322 or Michael Chitwood at (212) 735-2535, followed by written confirmation to the addresses listed on the cover page of the Registration Statement on Form S-4.

Sincerely,

/s/ Gary M. DeFazio
Gary M. DeFazio Becton, Dickinson and Company Senior Vice President, Corporate Secretary and Associate General Counsel

cc:	Paul T. Schnell, Esq. (via Email)
Skadden, Arps, Slate, Meagher & Flom LLP

Michael Chitwood, Esq. (via Email)
Skadden, Arps, Slate, Meagher & Flom LLP